

05005706

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME VSMPO- AVISMA Corporation

*CURRENT ADDRESS 1, Parkovaya Str., ~~Verkhnaya~~ Verkhnaya Salda, Sverdlovsk Region, Russian Federation

PROCESSED

FEB 09 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4963 FISCAL YEAR 12/31/03

• *Complete for initial submissions only* •• *Please note name and address changes*

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OICF/BY: [signature]

DAT : 2/8/05

LOGOTYPE

82-4963


ВСМПО
VSMPO

12-31-03
ARLS

Company's Name
Joint Stock Company Verkhnaya Salda Metallurgical Production Association (JSC VSMPO)

Company's Site
1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russian Federation

Company's Mailing Address
1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russian Federation, 624760

State Registration Date
February 18th, 1993

Registration Number
162 11 ВИ

State Registration Number
1026600784011

Independent Auditor
Joint Stock Company Analytic Express
License for General Auditing Activity
No. 007202, dd. 08.12.2000; E005434, dd. 9.12.2003.

Company Information
Newspaper "Novator", JSC VSMPO publication

Web-server: **www.vsmpo.ru**

E-mail: **webmaster@vsmpo.ru, export@vsmpo.ru**


Sagittarius


VSMPO

Verkhnaya Salda
Metallurgical
Production
Association

The newly discovered star in Sagittarius constellation was named after VSMPO

CONTENTS

A Letter to Shareholders 4
Board of Directors 6
Basic VSMPO's Manufacturing and Financial Indices 7
Production and Marketing Activity 8
Titanium and its Alloys 10
Aluminium and its Alloys 11
Steel and Nickel-Base Alloys 12
Manufacturing Engineering 13
Consumer Goods 14
Construction Business 15
Advertising Activity 16
Quality and Certification 17
Innovations 21
Capital Construction, Reconstruction and Modernization of Production Facilities 22
Energy Savings 24
Invention and Rationalization 25
Labour Protection and Safety Engineering 26
Environmental Protection 28
Personnel Administration 30
VSMPO Subsidiaries 34
Joint Stock Company AVISMA 35
Joint Stock Company Ural 36
Accounting 37
Balance Sheet 38
Profit and Loss Statement 40
Cash Flow Statement 41
Audit Report 43
Information for Shareholders 45

A LETTER TO SHAREHOLDERS



2003 has been a remarkable year for the VSMPO-AVISMA Group. In 2003 VSMPO celebrated its 70th anniversary, and AVISMA - its 60th anniversary. Personnel of both companies showed a lot of enthusiasm about these significant events and took them very personally as their own holiday. It stems from the fact that for each of us our company's history and future is closely linked to our own. We firmly believe that the future of our company is bound to be as glorious and successful as its past - the past that VSMPO-AVISMA is so rightfully proud of.

VSMPO over its entire 70-year history played a very important role in the country's economy, supplying titanium and aluminum mill products to the aerospace, engine building, shipbuilding and other basic branches of industry. Beginning from 1992 the company has been very successful at penetrating the Global Market. Today VSMPO is one of the largest global titanium exporters, supplying over 55% of its products overseas. Shipments of VSMPO titanium cover about 30% of Boeing requirements, about 60% of Airbus (and their subcontractors), and nearly 100% of Embraer requirements. VSMPO has concluded contracts with Goodrich, Pratt & Whitney, Rolls Royce, SNECMA Moteurs, General Electric and their subcontractors. Despite the recent significant decline of the global airline business, VSMPO has managed to maintain the achieved volume of sales to the non-aerospace sector and increase the mix of high-value products. Besides titanium VSMPO manufactures aluminum alloy panels and complex configuration shapes designated for production of aircraft wings, airframe components and engine cases. VSMPO is currently working towards the commercial production of articles from steel and nickel-based alloys. The company already has 192 Quality Certificates granted by the world's key industrial players.

The recent years have seen an encouraging increase in the domestic demand basically from the Russian aircraft manufacturers.

The domestic sales will be further boosted by the decision to create leasing companies leading to the increase in the construction rate of TU-204, TU-214 and IL-96 aircraft.

Our strategic goal is to maintain our long-term competitiveness in the global titanium market. In order to achieve this we have to face a major challenge of increasing the volume of production investment through entering the international financial market and through planned reduction of the manufacturing costs.

To improve our management ability, enhance our planning and ensure a more efficient utilization of the available assets, a budgeting system is being put in place, which is designated to facilitate the investment planning effort and improve the overall financial condition of the company.

JSC AVISMA is the largest manufacturer of titanium sponge. The company produces magnesium and high-quality titanium sponge widely used in the aerospace industry, shipbuilding, oil and gas production, and power industry.

The company has been very successful at the establishment and implementation of the most up-to-date technologies and constant upgrading of the existing manufacturing facilities to ensure compliance with the most stringent requirements of the customers worldwide.

The most profitable business activity of the VSMPO-AVISMA Group in 2003 has won recognition of Moscow financial experts. Due to its good business reputation, the company is now ranking the 4th most successful non-ferrous metallurgical company in Russia.

The Group however is facing some new challenges, manely consisting in the cost of energy, basic raw and auxiliary materials, and not good enough level of fixed and variable costs. In view of this the company is continuing to build its strategy as follows:

- Intensify efforts to increase production and capital efficiency and reduce manufacturing costs;
- Expand the upgrading of production facilities and increase the product mix;
- Reduce the cost of capital.

In conclusion on behalf of VSMPO-AVISMA Group I would like to thank our employees for their tremendous and selfless work and our investors for their confidence and continued support.

We firmly believe that the two Companies comprising VSMPO-AVISMA Group who survived all the hardships of the recent troubled times and re-established themselves as a major Titanium -Aluminum Magnesium Manufacturer under the new economic conditions will continue to render a strong support to the vitally important Russian industrial sectors and will successfully integrate into the most hi-tech sectors of the global economy.

VSMPO CEO V.V. Tetyukhin

SMPO



1933-2003

70

BOARD OF DIRECTORS



Vyacheslav I. BRESHT

Executive Vice President
Sales and Marketing



Igor V. LEVIN

Director
Science and Technology
Manager
R&D Center



Otto R. LEDER

Executive Vice President
"Neostroy"



Igor L. MALYGIN

Head of Press-Forging Shop



Nikolay K. MELNIKOV

Director
Production Planning and Control



Eugene N. OLKHOVICK

Senior Vice President
SUAL-Holding



Vladislav V. TETYUKHIN

President and CEO
JSC VSMPO

BASIC VSMPO MANUFACTURING AND FINANCIAL INDICES

	Measuring Unit	2001	2002	2003
Sales Proceeds (net of VAT)	Million Roubles	7346	8769	8370
Costs per Ruble of Product Sold	Kopeck	68	68	76
Net Profit	Million Rubles	1480	1390	1279
Balance Currency	Million Rubles	5966	8121	10063
Average Listed Number of Personnel	Number of Persons	14765	14866	15234
Average Monthly Salary	Rubles	5272	6471	7436
Capital Investments	Million Rubles	371	724	689
Consumption Fund	Million Rubles	148	206	241


ДИПЛОМ
ПОБЕДИТЕЛЯ
ДИПЛОМ
ДИПЛОМ


VSMPO



PRODUCTION AND MARKETING ACTIVITY

The results of VSMPO activity in 2003 were adversely affected by the terrorist attacks on September 11th, 2001 in the USA, which led to the drastic reduction in orders from the world's aircraft building companies as well as to the drop in dollar-to-ruble rate.

This year the Company's sales volume in rubles reduced by 5% versus the previous year's figures (mainly due to the fall in dollar exchange rate).

The share of export products in the sales volume decreased from 56% in 2002 to 54% in 2003, which is related to the drop in demand for titanium products from the global aircraft building industry. VSMPO customers include Boeing (USA), Pratt&Whitney (USA), General Electric (USA), EADS Group, SNECMA Moteurs (France), Rolls-Royce (Great Britain), Nippon Steel (Japan), etc.

The Company supplies products to the Russian market and to the countries of the former Soviet Union. In 2003 VSMPO collaborated with more than 1000 customers from Russia and CIS, the major of which being JSC Motorbuilding Production Association (Ufa), Irkutsk Corporation (Irkutsk), Admiralty Shipyards (St. Petersburg), JSC Komsomolsk-on-Amur Aircraft Production Association (Komsomolsk-on-Amur), Federal Scientific Production Association, Engineering Production Association "Salut" (Moscow), Federal Enterprise "Votkinsk Plant" (Votkinsk), JSC Norilsk Nickel (Moscow), Antonov Scientific and Technical Aircraft Design Group (Kiev), Kharkov State Aircraft Production Enterprise (Kharkov), JSC MOTORSICH (Zaporozhye), JSC Chkalov Aircraft Production Association (Tashkent), and JSC SETAB (Nikopol). Volume of sales to Russia and the former Soviet Union in the reporting year increased by 2% and 8% respectively.

VSMPO has been well known in Russia and in the whole world for many years. Traditional partners of the Company appreciate its stability and have great confidence in VSMPO. New customers are attracted by the high quality and reliability of Verkhnaya Salda Metallurgical Production Association's products.

Sales Structure for Different Types of Products, 2002 (Million Roubles)


Titanium and Its Alloys 82%
Aluminum and Its Alloys 5%
Non-conventional Products 4%
Steel 2%
Ferrotitanium 5%
Other Marketable Products 2%

Sales Structure for Different Types of Products, 2003 (Million Roubles)


Titanium and Its Alloys 83%
Aluminum and Its Alloys 6%
Non-conventional Products 4%
Steel 2%
Ferrotitanium 3%
Other Marketable Products 2%

HISTORY PAGES



VSMPO is an award-winning company with rich historical traditions. The Company has received three state awards for the successful completion of the important missions assigned by the government.

- September 16, 1945: the company received the highest government award- the Order of Lenin for the "model completion of the government assignment to supply the aircraft manufacturers with mill products and forgings".
- January 18, 1971: Verkhnaya Salda Metal Working Company received the Order of Workers' Red Banner " for the successful completion of a five-year plan and achievements in the industrial engineering".
- May 18, 1983: the company was awarded the Order of October Revolution "for the great contribution to the development of the domestic aircraft metallurgy".

TITANIUM AND ITS ALLOYS

Large-scale production of articles from titanium and its alloys rapidly developed half a century ago with the sole purpose of using this unique material for construction of new types of military equipment. As the volume of titanium production increased, the metal became available to commercial industries. The current titanium consumption is divided nearly equally between the aerospace and industrial applications.

VSMPO is one of the largest titanium producers in the world. Specific share of titanium products in the total sales volume of the Company accounted for 83% in 2003 and versus 2002 its sales increased by 1% in money terms.

The Company is making efforts to increase its presence in the industrial sector of the global titanium market. For this purpose a joint venture Uniti Titanium was created with an American company Allegheny Technologies Inc. in 2003. The intention is to combine the production and technology potential of the two companies in order to enlarge the application range and increase CP titanium sales.

Favorable changes are observed in the domestic aircraft industry, which is a very important consumer of titanium mill products. Finally the system of leasing crediting was established for passenger and cargo aircraft sales. As a result 2003 saw the beginning of deliveries of long-haul liners Il-96, Tu-204, and Tu-214 to Russian aircraft building companies. Full-scale production of regional aircraft Tu-334, AN-140 and AN-148, as well as special purpose aircraft BE-103 and BE-200 is scheduled for 2004-2006.

The volume of product sales to Russian and CIS companies increased in 2003 by 8% in money terms.

VSMPO Sales Structure for Titanium Products, 2002 (Million Roubles)


Heat-Exchanging Equipment 1%
Billets 25%
Slabs 8%
Forgings 19%
Ingots13%
Plates, Sheets15%
Bars, Tubes19%

VSMPO Sales Structure for Titanium Products, 2003 (Million Roubles)


Heat-Exchanging Equipment 1%
Billets 11%
Slabs 9%
Forgings 15%
Ingots 15%
Plates, Sheets 26%
Bars, Tubes 23%

HISTORY PAGES

In June 1957 VSMPO melted the first production titanium ingot with the weight of 36 kg. By the year-end the weight of VT1 ingot was increased to 500 kg. The first titanium melted in Salda opened up a new page in the history of VSMPO and predetermined the company's and its community's path for many decades to come. In the late eighties Verkhnaya Salda Metallurgical Production Association became one of the largest titanium mill product manufacturers.

The catastrophic situation that occurred in the nineties placed VSMPO is a very difficult position: titanium consumption in Russia dropped by a factor of 30. In order to ensure a survival of the company and its personnel, the Survival Strategy was developed in 1992, one of the main conditions of which was entering the global market of titanium products.

ALUMINIUM AND ITS ALLOYS

Today VSMPO continues to produce a wide range of products from aluminum alloys including some unique items, such as large-size extruded panels and sections for aircraft building. The share of aluminum production items in the total sales volume accounted for 6% in money terms in 2003, which is a 3% increase versus 2002.

Russian and CIS companies are still being the major consumers of aluminum products.

In 2003 VSMPO signed an agreement with its shareholder SUAL to jointly investigate and develop the optimum conditions for bringing the aluminum products into the world market.

The share of export products in the aluminum sales volume accounted for 17% in 2003 (versus 15% in 2002). Aluminum products are exported to the USA, China, India, and Germany.



Sections and Panels

VSMPO Sales Structure for Aluminum Products, 2002 (Million Roubles)


Bars 3%
Sections, Panels 20%
Ingots 8%
Plates 14%
Forgings, Die Forgings13%
Tubes 35%
Products from Customer Supplied Material 6%
Other Aluminum Products 1%

VSMPO Sales Structure for Aluminum Products, 2003 (Million Roubles)


Bars 4%
Sections, Panels 32%
Ingots 5%
Plates 2%
Forgings, Die Forgings14%
Tubes 33%
Products from Customer Supplied Material 9%
Other Aluminum Products 1%

HISTORY PAGES

VSMPO was founded in 1933 as the first Soviet metallurgical company manufacturing aluminum mill products and components for the aircraft engines and structures. During WWII the company was the only supplier of mill products of aluminum and magnesium alloys in the USSR. In 1951 the company set up the production of special tubes for nuclear power industry, and in 1959 a new facility was launched for the manufacture of forged articles of aluminum alloys, large-size stepped-section panels, panels for antiaircraft missiles and planes, torpedo and submarine engines. This facility was equipped with presses 6, 12, 20, 30 and 75 tons in capacity.

STEEL AND NICKEL-BASE ALLOYS

Currently the percentage of steel products in VSMPO sales volume is rather insignificant - only 1% of the total sales in money terms. A much higher emphasis is being put lately on mastering new steel products and expanding the existing product mix.

Major steel and nickel base alloy products include forgings and die forgings for aircraft building companies. Four new types of die forgings weighing up to 1100 kg made of 4340M and 300M steel designated for foreign customers were mastered in 2003.

Within the framework of cooperation and market development the VAR process was mastered for ingot melting from 4340M and 300M steel grades and the subsequent billet manufacture for overseas customers.



Steel Die Forging   Copper Slabs

Manufacture of rolled rings from heat-resistant nickel base alloys for Russian engine building companies is being further developed: 38 types of rings with the diameter of 500 - 900 mm and the height of up to 150 mm were mastered in 2003. Manufacture of 16 types of stainless steel rings with the maximum diameter of up to 1900 mm has been additionally set up.

Taking advantage of the similarities in conversion processes used for titanium alloy, special steel and nickel base alloy products as well as a vast experience of the research and production personnel, VSMPO intends to significantly increase production volumes of these materials, to meet the growing demand from the current and potential customers in Russia and worldwide.

HISTORY PAGES

Mastering of steel forgings was started in 1966. In 1968 the company set up the production of stainless steel sheets. Steel Metal Study Laboratory was created in 1972 to facilitate the development of the heat treatment processes for steel products and for their evaluation.

MANUFACTURING ENGINEERING

Besides titanium alloy mill products for metallurgical applications, VSMPO produces a wide range of engineering equipment: heat exchangers, vessels, strings, piping elements (branches, elbows, reducers), tube systems (modules) which can be installed into the existing frames. The process of composite plate manufacture is being mastered. Such plates are used for the manufacture of combined heat exchanging equipment.

The share of products for manufacturing engineering accounted for about 2 % of the total sales volume in money terms.

The Company pays much attention to the establishment and expansion of product applications. In view of this the industrial safety review was carried with the view to fabricating the equipment used in hazardous productions of chemical, petrochemical, oil-and-gas and other industries. Federal Technical Inspection Agency gave its authorization for the manufacture and application of high-pressure vessels from austenitic and carbon steels, titanium and aluminum alloys. Five types of equipment have been approved for chemical and petrochemical applications. The Russian Nuclear Power Agency ROSENERGYATOM issued a certificate for the application of all VSMPO mill products and products for manufacturing engineering in nuclear industry. One more milestone was completed to introduce VSMPO mill products into the list of products approved by the Russian nuclear power engineering authority for the application in designing and manufacturing of nuclear equipment. The scope of the Federal Atomic Supervision Agency GOSATOMNADZOR license for the production of tubing elements and category II equipment was extended.



Section of a Rectification Column with a Bubble Cap Tray



Tubular System of Regenerative Heater

VSMPO is also working on the development of nonstandard equipment. There is a certified Design Group at the Company, which is involved in design and material preparation for specific orders. The main concept of the Design Group developing nonstandard equipment is the optimum combination of such factors as Quality, Durability & Price.

HISTORY PAGES

In 1994 a new facility was launched for mass& heat transfer, gas scrubbing, heat exchanging equipment, industrial reservoirs, pipelines, etc. In July 1996 a new shop was constructed for production of power and chemical equipment.

CONSUMER GOODS

Manufacture of consumer goods is another area of VSMPO production. The Company produces kitchen utensils from stainless steel, wheel disks, radiators and furniture.

In 2003 the share of consumer goods accounted for 3% of the total sales volume in money terms.

Forged wheel disks from aluminum alloys still occupy a leading position in the aluminum wheel disk market. In 2003 the Company took part in St. Petersburg Auto Show and Moscow Motor Show 2003. As a result, the volume of orders considerably increased.







Analysis of the domestic kitchen utensil market demonstrated high quality, efficiency and style of VSMPO-manufactured utensils, ranking high among similar products of foreign companies in terms of price and quality. VSMPO kitchen utensils are getting more and more popular among consumers. In the reported year the range of products was extended and new "Souvenir" kits were designed.

Production of a new radiator model "Temperament" was mastered in 2003. The new model is based on two ways of air heating: convection and thermal radiation. Heat emission of each section is 204 V the maximum index among all the aluminum radiators, offered in the market.

In 2003 ten new items of upholstered, cabinet and bedroom furniture were mastered. VSMPO was awarded 2 diplomas, 2 Letters of Gratitude and a medal "For a Successful Promotion of Domestic Products" based on the results of four regional exhibitions.

In the reporting year the Company received 18 certificates for consumer goods of which 11 are for products and 7 for production. The total number of certificates for consumer goods held by the Company is 46 (34 for products and 12 for production).

HISTORY PAGES

In the nineties several non-traditional product-manufacturing lines were created in order to provide work places for the redundant employees: stainless steel kitchen utensils, greenhouses and building structures made of aluminum shapes, furniture factory, ready-made garments and knitwear, automobile wheel discs, sanitary fittings, etc.

CONSTRUCTION BUSINESS

Today one of the most rapidly developing businesses is construction, particularly from aluminum section modules. VSMPO started the development and serial production of construction modules from aluminum alloys in 1995. Since that time, the production of close-to-shape sections from aluminum alloys has been successfully developed on the basis of the extrusion equipment available at the Company.

For all these years the manufacture of aluminum alloy sections and modules has been improving with the purpose of satisfying the most stringent customer requirements in the construction market. Currently there are about 300 types of sections being produced.



VSMPO Facade Modules in Perm and Izhevsk

Experienced Company designers developed the following section models for construction applications:

- Model 520 intended for windows, doors and stained glass windows without heat insulation, i.e. modules which have no strict requirements for heat retention;
- Model 200-300 used for manufacture of sliding balcony doors;
- Model 700 used heat insulated windows, doors and stained glass windows;
- Model 600 for manufacture of construction facades and solid structures.

The reporting year for VSMPO was marked with mastering of the following new types of section models:

- Series 584 with round corner exterior structure for windows;
- Series 780 used for manufacture of office partitions;
- Section model 360 designated for manufacture of light swinging balcony doors.

Construction sections are painted with powdered epoxy enamel. This enhances the section marketability and its resistance to aggressive media.

The share of construction business in the Company's sales volume in 2003 accounted for about 1%.

HISTORY PAGES

A new shop for production of hollow shapes of aluminum alloys for construction applications was launched in December 1997.

ADVERTISING ACTIVITY


VSMPO-AVISMA
RUSSIA

VSMPO-AVISMA's booth at the Air Show in Le Bourget

In 2003 the Company participated in 39 presentations and exhibitions, 3 of which took place abroad. 42 publications and advertising articles about the company were placed in 34 Russian and foreign papers and magazines.



HISTORY PAGES

1991 is marked by setting up an Advertising Department at VSMPO: the company becomes more "public" and starts taking part in exhibitions, fairs, presentations both in Russia and abroad; advertisement materials are placed both in domestic and foreign publications.


VSMPO



QUALITY AND CERTIFICATION

Gaining customer's confidence is one of the most important prerequisites for the successful and stable operation of any company under today's market conditions. Premium Quality of VSMPO products is confirmed by the Certificates of Compliance issued by independent Auditing Authorities.

In 2003 Rolls-Royce (UK), Snecma Moteurs (France) and Goodrich (Canada) approved several new products produced by VSMPO. Certification lots of such high value products as spools for Snecma Moteurs and fan blade forgings for Rolls Royce were manufactured. Samples of new Rotor Grade items i.e. dick forgings for Pratt & Whitney (US) and blade forgings for Rolls-Royce (UK) were shipped. This will serve as a basis for entering the North American and European markets of Rotor Grade titanium products.


TÜV
CERTIFICATE
ДИПЛОМ
CAA

As of early 2004, VSMPO held 192 certificates for major products, out of which thirteen (13) are Quality Management System certificates, eighty-four (84) are certificates for processes and test methods and ninety-five (95) are product certificates.

The following certificates were granted to VSMPO in 2003:

- TÜV Quality Management System (QMS) certificates to ISO 9001:2000 and EN 9100;
- GEAE QMS certificate to AS 9100;
- MITSUBISI QMS certificate to MSJ 4501;
- A Certificate of Approval issued to VSMPO by the Russian Aircraft Register MAK for production of bars, disc forgings, P&W-designated billets, and titanium and aluminum mill products for the aircraft industry of Russia and other CIS countries.

JSC VSMPO was certified for Multizone Ultrasonic Inspection by Snecma Moteurs. NADCAP certification audits have been completed for Ultrasonic Inspection, product testing and heat treatment processes.

HISTORY PAGES

The Quality System's certification work was initiated in 1991. The Quality Service headed by the Director for Quality, Reliability & Certification was organized in 1993. August 31st 1993 was marked by a significant event in the history of VSMPO- the certification company TUV-CERT issued a Certificate of Conformance to ISO9002 for the VSMPO Quality System.

During the reporting year 6 planned internal audits of the Quality Management System, processes and products were held in 40 shops and departments of the Company. Presently, 158 factory standards are implemented at the Company. Two factory standards were reissued and another 12 revised in order to proceed with QMS implementation. "Regulations for Awarding Quality Bonuses to VSMPO Departments & Shops", "Regulations for the Personal Responsibility of Employees for Violating the Specification Requirements during the Product Manufacture", and basic documents for the Environmental Control System were developed.

VSMPO has been able to achieve all the objectives set forth in its Quality Policy.



Billet Ultrasonic Inspection





Premium Quality Billets subjected to Multizone Ultrasonic Inspection

CERTIFICATION

QUALITY SYSTEM

PRODUCT TYPES - 94

MANUFACTURING PROCESSES TESTING METHODS - 84

TOTAL - 192

MITSUBISHI
SINGAPORE TECHNOLOGIES ENGINEERING
SMITHS
TUV-CERT
CIVIL AVIATION AUTHORITY
INTERSTATE AVIATION COMMITTEE AVIATION REGISTER
RUSSIAN MARITIME REGISTER OF SHIPPING
BOEING
AIRBUS UK
AEROSPATIALE
ASTRIUM
BOMBARDIER
GULFSTREAM
HONEYWELL
GENERAL ELECTRIC
PRATT & WHITNEY
ROLLS ROYCE
SNECMA
SCHULTZ STEEL
WYMAN GORDON
FORTECH
TITAL
FINE TUBES
OTTO FUCHS
ROLLS LAVAL
MESSIER DOWTY
McDONNEL DOUGLAS
DYNAMET
WESTLAND
BFGOODRICH
EADS AIRBUS GERMANY
GEAE


1993-1997
1998
1999
2000
2001
2002
2003





VERKHNAYA SALDA
METALLURGICAL
PRODUCTION ASSOCIATION

VSMPO QUALITY POLICY
FOR 2004-2006

JSC VSMPO's Mission:

Assure the company's viability, safeguard and develop the Russian Titanium Industry, integration into the world economy.

Main Objectives:

•Manufacture of competitive high added value products meeting customer's demands and expectations in compliance with international and national standards, legislative and mandatory requirements

•Establish a stable position in the Global Market of titanium alloy rotor grade semi-products.

Quality Principles aimed to achieve the set objectives:

•Determine and ensure conformance to changing customer requirements for the Quality Management System, Products and Processes;

•Ensure preemptive solution of quality issues associated with the product manufacture;

•Exercise permanent control over Quality Requirements fulfillment at all stages of the product life cycle;

•Arrange for Systematic Quality Training of personnel, involvement of each employee into the Quality Improvement of products, manufacturing and management processes;

•Ensure personnel motivation to achieve the established objectives;

•Focus on the detection and prevention of nonconformance root-causes, and prevention of potential nonconformances.

Quality Tools:

•Establishing the Quality Management System (QMS), complying with ISO 9001:2000 provisions, aerospace standards AS/EN 9100 and customer requirements;

•Continuous assessment of customer satisfaction;

•Review and analysis of the due dates for mastering, manufacture and dispatch of products;

•Review and elimination of root-causes of defects and nonconformities;

•Certification of the Quality Management System, processes and products;

•Management Review of the QMS, QMS's processes and the department activities in order to ensure continuous improvement of the work efficiency and productivity.

Our Motto:
«QUALITY AND CUSTOMER SATISFACTION ARE THE MAIN PREREQUISITES FOR SUCCESS AND GROWTH"

Vladislav V. Tetyukhin — General Director of JSC VSMPO


VSMPO



INNOVATIONS

CAPITAL CONSTRUCTION, RECONSTRUCTION AND MODERNIZATION OF PRODUCTION FACILITIES

The cost of reconstruction and modernization of the Company's production facilities totaled $23 million in 2003. This activity was aimed to support and further develop the Company's technical potential.

Over 140 planned activities aimed to support and further develop VSMPO's technical potential were implemented in 2003.

In 2003 the Press Forging Facility was considered to be a priority with over 50% of the total volume of investments dedicated to its development.

Press-Forging

A new Forging Complex was put into operation on the basis of the 2,000-ton press. This Forging Complex is equipped with two rail manipulators with the lifting capacity of 12.5 and 25 tons, lifting-turning tables, two chargers, advanced gas heating furnaces and auxiliary equipment. This complex is designated for forging of ingots with the diameter of up to 1000 mm and with the weight of up to 20 tons both in manual and automatic modes.

The major repair and modernization of the control system of the 75,000-ton forging press was completed. The work performed enables selecting the optimal deformation conditions in accordance with the specified program in order to ensure the most efficient manufacture of forgings.

A significant amount of work was performed to complete the control system modernization on the 6,000- ton forging press and have it equipped with the most advanced gas heating furnaces. The work is planned to be completed before the end of 2004.

A new facility for machining of forgings was launched in 2004.

Sheet Rolling

The roughing stand of the "2000" hot rolling mill was equipped with strain gages and the automatic gage control system was installed on the finishing stand, enabling to improve the rolling precision.

Capital Investment in Production Development
Major Repair Costs



Capital Investments ($ mln.)
Major repairs ($ mln.)
1993: 4, 1
1994: 5, 2
1995: 13, 2
1996: 12, 4
1997: 8, 6
1998: 6, 4
1999: 9, 2
2000: 6, 4
2001: 13, 6
2002: 23, 13
2003: 23, 12

Melting

The commissioning of the plasma-arc cold-hearth furnace designated for melting of Premium Quality material is proceeding. Three of the existing VAR furnaces were equipped with automatic control consoles.

Bar Rolling

Five (5) peeling machines were purchased and two of them have already been installed.

Tube Welding

The installation of another four tube welding lines will serve to increase the product output and expand the welded tube range.



6,000-ton Hydraulic Press after Reconstruction



2,000-ton Hydraulic Press with Underdrive



Control Console

Commodity Products

A new machine for rolling of automobile discs was installed, which has boosted the production rate.

Capital Construction

The following major construction projects were completed in 2003:

- A pickling and grinding area in the press-forging shop;
- A pickling area and FPI laboratory in the bar-forging shop;
- A warehouse in the shop for production of aluminum shapes and structural elements.

In 2003 the costs of the industrial construction and installation projects totaled 106 million rubles (11% increase from 2002).

In 2003 the costs of housing projects totaled 15 million rubles, which is a 13% increase compared to 2002. Two new apartment blocks with the total area of 1184 sq. m were built. The construction of another apartment block is now in progress along with the 34-room hotel.

Major Repairs

In 2003 the costs of major repairs totaled 359 million rubles, which is an 11% decrease compared to 2002. Approximately 30% of the allocated funds was spent on major repairs of buildings and structures i.e. production facilities, as part of the Company's land improvement project. In the reporting year the total amount of 110 million rubles was dedicated for the same purposes, which is a 4 % increase compared to 2002.

HISTORY PAGES

On July 1st, 1949 the Capital Construction Department was set up at VSMPO "To carry out building and assembly work at newly constructed facilities". Under the umbrella of this department two manufacturing areas were created for industrial and house building.

Rebuilding of the company's production facilities began in 1957. The melting and sheet-rolling facilities were the first ones to be reconstructed.

The second stage of reconstruction began in 1863. It included technical re-equipment of the hammer forge shop and tube and shape production shops, as well as building and launching of a new bar rolling shop.

ENERGY SAVINGS



Heating Main

In 2003 the Energy Saving Program aimed to introduce the advanced energy-saving equipment was implemented. The automation of steam boilers, introduction of frequency transducers for pump drives, fans, and exhaust ducts, the heat insulation activity, acquisition of TESTO 350 equipment for commissioning of boilers and gas furnaces are just part of the arrangements which resulted in saving of more than 3 million kW/h.

About 13 million rubles were spent on energy savings.

HISTORY PAGES

In the sixties the company's efforts were mostly focused on the construction of the electric power substations, boiler-houses and compressor stations. These departments played an important role in the company's development and contributed to the continuous increase of output.

INVENTION AND RATIONALIZATION

In early 2004 the Company held 186 patents.

During the reporting year, due to the research and development efforts of the Company's employees, 23 applications for invention were submitted to the Russian Patent & Trademark Agency. Twenty-five (25) invention and trademark patents were issued.

Foreign patenting of inventions is proceeding. In 2003 three (3) international applications for inventions and trademarks were filed.

The published and legally protected "results" of the Company's intellectual activity are regarded as the intellectual property reguiring the use of exclusive rights.

The following arrangements took place in 2003 in order to attract a comprehensive intellectual potential of the Company's employees to innovations in the field of the economic development, enhancement of products competitiveness and implementation of a system of tangible and intangible incentives for the Company's inventors:

- A Subject Plan for innovators and inventors of the Company was developed;
- The following competitions were held:
- For the status of "The Best Shop for Innovation and Inventive Work";
- For the title of "The Best Inventor of the Company", and "The Best Innovator of the Company";
- For the most advanced Creative Research & Development Activity of the young Company's employees;
- For most efficient ways to reduce product costs.

The industrial innovation and efficiency improvement proposals are considered to be the major driving force of the Company's innovation activity. In 2003 the Company's innovators submitted more than 400 efficiency improvement proposals. Over 300 efficiency improvement proposals, 35 inventions and 6 industrial standards were adopted which enabled to save over 20 million rubles, which is about 50% improvement over 2002.


ПАТЕНТ
ПАТЕНТ
ПАТЕНТ
ПАТЕНТ
The United States of America
ПРАВИТЕЛЬСТВЕННАЯ ТЕЛЕГРАММА


VSMPO



LABOUR PROTECTION AND SAFETY ENGINEERING


Emergency acid drainage system   Input ventilation

In 2003 all the regulations stipulated by the Labor Protection Agreement were implemented. The working environment was improved for 503 Company's employees including 266 women. About 7 million rubles were spent on the implementation of the abovementioned activity.

An emergency acid drainage system in the rolling facility and the exhaust ventilation of pump stations in the acid storage areas were installed along with the sand trapping system in the waste disposal area.

Protecting masks were provided to the employees of the acid storage areas and spectral protective glasses were made available to the Company's employees working with Personal Computers.


Acid Vapour Cleaning System

HISTORY PAGES

Protective Masks for the Employees of Acid Storage Areas


1956
1980
1985
1990
1995
2000


VSMPO



ENVIRONMENTAL PROTECTION

The environmental protection system is managed in the following three basic fields:

- Protection of ambient air;
- Protection of water resources;
- Handling of industrial and consumption waste

In 2003 the following actions were taken for ambient air protection:

- New emission sources were equipped with dust collectors and gas cleaning units; the dust collectors and gas cleaning units were modernized for the sources with emission level systematically exceeding the maximum permissible limits;
- Activities were performed to ensure compliance with the process regulations precluding the possibility of bulk emissions;
- An amendment to draft standards was developed which specified the maximum permissible emission levels for new VSMPO emission sources.



The City View

The following was performed for water protection:

- Activities ensuring the effective operation of the sewage disposal plant including local disposal plants.
- The dike dam of the sludge collector was repaired;
- Adherence to the process regulations was controlled in order to prevent waste discharge into the sewage system.

In 2003 an agreement was reached to develop draft standards for the generation and disposal limits of industrial and consumption waste, leading to approximately 5-fold reduction of payments for waste disposal and transfer. A project was developed to build an area for alkaline waste disposal. The activities were performed in order to optimire the volume of industrial waste used at the plant and/or transferred to third parties. The Company's employees were trained for adequate waste handling.

About 11 million rubles were spent in 2003 to implement the planned environmental protection activities, which is a 2 increase compared to 2002.

HISTORY PAGES

VSMPO is a provider of all the community's energy resources: water, heat, gas, environmental control system, and municipal communications. In 1958 Verkhnaya Salda became one of the first towns in the Ural Region to build a wastewater treatment system and stop dumping waste in Salda River.

In accordance with the company's reconstruction program adopted in 1963, the Management Plan was developed to ensure the efficient implementation of the Environmental Protection Measures. In 1972 the Sanitation service was established as part of the R & D Center Chemical Laboratory of VSMPO.

The Service was subsequently transformed into the Central Environmental Control Laboratory.


VSMPO



PERSONNEL ADMINISTRATION

In 2003 the number of VSMPO employees was about 15,000 people. The average monthly salary was increased by 15% and equaled 7436 rubles per person.

The average age of VSMPO employees is 38.7 years old (for managers - 44 years old, for specialists - 39 years old and for workers - 38 years old).

The personnel skills are an important contribution to the success of any company. Professional development for employees of all levels is considered a priority of the Company.

About 7600 VSMPO employees were trained in 2003 including 65% of all workers and 35% of all managers, specialists and office employees.

Training was arranged for 4949 workers. 177 people were trained and retrained for new professions and 654 workers acquired a second related profession. In total 831 people acquired an additional profession.

4118 workers improved their qualification level including 741 people trained through the production & economic courses and given qualification degrees. Special attention was paid to the training of machine operators: turning lathe operators, milling machine, planing machine operators, etc.

1460 people finished the training courses for the kinds of activity, subject to the Federal Technical Inspection Agency supervision. The training was arranged for the new areas under surveillance, such as industrial safety regulations for the rolling mill operations and supervisors of hazardous industrial waste areas.

Quantitative Structure of VSMPO Personnel, 2003


Nonproduction Employees 4%
Office Employees 1%
Specialists 12%
Managers 9%
Workers 74%

VSMPO Personnel Training, 2003


Federal Technical Inspection Agency requirements, Industrial Safety Regulations, Labour Protection, Safety Engineering & Environmental Control 19%
Improvement of Qualification Level for Basic Profession 10%
Mastering of New and Allied Professions 11%
Regular Seminars 10%
Training for Particular Professions 50%

HISTORY PAGES

Company's Directors:



N. P. Zaborov
1933



S. M. Leschenko
1936-1937; 1942-1946



G. D. Agarkov
1952-1958; 1966-1981



V. K. Aleksandrov
1981-1991



V. V. Tetyukhin
1992 up to now

1963 people were trained through the system of the specialised courses for workers. Special attention was paid to the use of new and upgraded equipment including the following:

- Plasma Arc Melting Furnace;
- An upgraded control systems for the 30,000 ton and 75,000 ton presses;
- New Lecher gas furnaces;
- Kasto band saws;
- Hillty marking machine;
- Furnaces equipped with upgraded temperature controls.

2655 people including managers, specialists and office employees were trained for the following:

- Melting operations;
- Bending and straightening;
- Furnace repair;
- Inspection of rotor grade products;
- Review of technical documents;
- Logistics;
- The use of software.

The seminar "Corporate Budgeting" was held, in which 91 managers (executive management, shop and department managers and key specialists) took part.

The training of Quality Personnel was continued in line with the requirements of the International Standard ISO-9001. Based on the Process for the "Assignment of Competent Personnel", the approach to personnel training and assignment in 2003 was improved.

The Company's training (probation) system continued functioning. Within a year 163 specialists completed the probation, 115 of which occupied executive positions. As a result, 43 of them were appointed as shop managers, 28 - deputy shop managers and 9- department managers and deputy department managers. The Company's managers, specialists and office employees were qualified in the reporting year in order to demonstrate compliance with their positions, work efficiency and responsibility. The number of technical and engineering employees with higher education is steadily increasing - 60% (versus 58% in 2002). 45 people continue a post-graduate study (versus 32 in 2002).

About 790 VSMPO employees attend the evening courses at the local branch of the Ural State Technical University in Verkhnaya Salda, 653 of them study the technical professions, which are in great demand at VSMPO.

HISTORY PAGES

In order to have the appropriate manpower available, in 1943 the company contributed to the formation of the Aircraft Metal Technical School, the first one in the system of the Ministry of Aircraft Industry at that time. In 1947 the actions were undertaken to increase the personnel competence, which included training of 643 operators and 327 engineers.

August 29, 1956-A Teaching and Consulting Office of the Correspondence Department of the Ural Polytechnic High School was opened. Later it was transformed into the General Technical Branch of the Ural Polytechnic High School.

Substantial efforts are taken to arrange practical training for students and pupils. In 2003 over 1,000 pupils and students received practical training for different professions and trades in the Company's shops and departments (versus 1321 in 2002). 92% of trainees are technical schools students and 8% of them are students studying technical professions at universities. In order to ensure a comprehensive training of future young workers for basic professions, an additional training for the related "rigger" occupation was arranged.

The municipal educational institutions are assisted by VSMPO in the career-guidance of schoolchildren. For the last three years the interschool "metalworking class" has been functioning on the basis of the local lyceum. Tours of the Company's production facilities are arranged on a regular basis.

Personnel training and re-training costs totaled 33 million rubles in 2003, which exceeded by 88% the previous year's figure.



Study of CNC Machine



VSMPO Employees at a Training Class



Future Milling Machine Operators in Verkhnaya Salda Lyceum Workshop


VSMPO



VSMPO SUBSIDIARIES

JOINT STOCK COMPANY AVISMA


AVISMA

Corporate relations within VSMPO-AVISMA Group ensured stable production and sales of titanium sponge in 2003.

Titanium product output increased by 3% compared to 2002.

In 2003, production and sales volume of AVISMA magnesium products increased to 26,600 tons, including 5,700 tons of alloy products. The primary markets are the US, Europe and Russia.

The basic chemical products manufactured by JSC AVISMA are titanium tetrachloride, vanadium oxychloride, vanadium pentoxide, barium flux and carnallite flux, cuprichluoric modifier, spent potassium chloride electrolyte, antiicing material "Kama-M", calcium chloride (solution). Proceeds from sales of chemical products accounted for 4% of the total volume of the Company's commodity output.


Casting Equipment


Electrolysis Area


Sponge Titanium Distillation Area

JOINT STOCK COMPANY URAL



The Company is primarily engaged in production and sales of tableware and associated products.

In 2003, the Company increased the volume of major product shipments by 1% compared to the previous year.

In 2003, JSC Ural faced the challenge of production diversification. The primary intention was to master production of items from VSMPO titanium scrap. In the reporting year, titanium product sales increased 6 - fold compared to 2002.

The well-coordinated efforts of JSC Ural aimed at development and production of consumer goods were rewarded with the Letter of Gratitude from the Public Association in Support of Producers, Consumers and State Authorities.



HISTORY PAGES

The basis for the Company's medical care system was formed far back in the wartime. A hospital, a policlinic and a mud cure center could effectively provide treatment to the company's personnel, including a preventive treatment.

In January 26, 1972 the company's Health Improving Center opened its doors for its first visitors. Four years later the company's Central Health Center began its work, which was designed for 600 visitors a day.

In 1992 the Out-of-Town Recreational Center "Tirus" was opened and in September 1999 the Rehabilitation Department was established as part of this Center.

In June 1997 the Diagnostic Center equipped with the state-of-the-art equipment was built.


VSMPO



FINANCIAL STATEMENTS

BALANCE SHEET

Assets	01.01.2002 (mln rubles)	01.01.2003 (mln rubles)	На 1.01.2004 (mln rubles)
I. Non-Current assets			
Intangible assets	5	1	1
Property, Plant & Equipment	1.198	1.340	1.967
Construction-in-Progress	453	703	841
Long-term financial investments	93	70	915
Deferred tax assets	-	-	0
Total	1.749	2.114	3.724
II. Current Assets			
Inventory	2.984	3.583	4.406
Accounts receivable	913	1.693	1.724
Short-term financial investments	280	713	176
Cash	40	18	32
Total	4.217	6.007	6.338
Total Assets	5.966	8.121	10.062

BALANCE SHEET

Liabilities	01.01.2002 (mln rubles)	01.01.2003 (mln rubles)	01.01.2004 (mln rubles)
III. Capital and Reserves			
Registered and Additional Capital	1.371	1.370	1.370
Capital reserves	1	1	1
Retained earnings	2.854	4.244	5.523
Total	4.226	5.615	6.894
IV. Long-Term liabilities	1	-	12
V. Current liabilities	-	-	-
Borrowed funds	594	1.320	1.695
Accounts payable	1.137	1.186	1.446
Deferred expenses	8	-	14
Deferred revenues	-	0	1
Total	1.739	2.506	3.156
Total Capital and Liabilities	5.966	8.121	10.062

PROFIT AND LOSS STATEMENT

Sales	2002 (mln rubles)	2003 (mln rubles)
Cost of goods, products, operations, services sold	8.769	8.370
Costs of sales	4.903	5.224
Gross Margin	3.866	3.146
Sales expenses	210	224
Administrating expenses	827	905
Sales Profit (loss)	2.829	2.017
Other expenses	788	256
Profit Before Tax	2.041	1.761
Taxes and other similar compulsory payments	651	482
Net Income	1.390	1.279

CASH FLOW STATEMENT

	2002 (mln rubles)	2003 (mln rubles)
1. Cash Balance at the Beginning of the Year	18	18
2. Cash Flow from Operating Activities		
Cash Receipt, Total:	18247	17029
Including:		
Cash received from consumers and customers	8843	9626
Cash received from exchange operations	5535	5214
Other proceeds	3869	2189
Cash Spending, Total	17744	16669
Including:	-	
Payment for purchased goods, operations, and services	10115	6820
Remuneration of labor	748	1037
Payment of taxes and fees	-	-
Payment of taxes and fees	806	787
Payment to off-budget funds	345	391
Currency purchase	-	687
Currency sale	5537	4538
Other expenses	194	2409
Net Cash from Current Activities	503	360

3. Cash flow from investment activities		
Cash receipt, total	4	1528
Including:		
Proceeds from sale of fixed assets and other non-current assets	4	1
Proceeds from sale of securities and other financial investments		1527
Cash spending, total	1166	2186
Including on		
Investments in affiliated companies		862
Purchase of fixed assets, profitable investments into assets and intangible assets	357	484
Purchase of securities and other investments	89	27
Loans granted to other companies	720	813
Investment activity result	-1'162	158
4. Cash Flow from Financial Activities Cash receipt, total	1162	658
Cash receipt, total		
Including:	3795	5463
Cash spending, total	3795	5463
Including on:	3136	4975
Payment of finance lease obligations	3136	4975
Financial activity result	659	488
4. Cash balance at the end of the reporting year	18	208

AUDIT REPORT
JSC VSMPO FINANCIAL STATEMENTS FOR 2003

March 24, 2004
Doc. No.: L 25-04

Addressee: Joint Stock Company Verkhnaya Salda Metallurgical Production Association
Auditor: Name: Joint Stock Company Analytic Express Legal address: 3, Gazetny Per., Moscow, 103918, Russia State registration: State Registration Certificate No. 539688
License No. E 005434, issued by RF Ministry of Finance, December 9, 2003 (validity period 5 years), general audits.

Audited Company: Name: Joint Stock Company Verkhnaya Salda Metallurgical Production Association
Legal address: 1, Parkovaya Str., Verkhnaya Salda, Sverdlovsk Region, Russia
State Registration Certificate: 66 Series, No. 000814103, issued by the inter-regional Inspection of RF Ministry of Taxes, Sverdlovsk Region, July 1, 2002.
Personal taxpayer number: 6607000556, Company Code: 660701001.

We conducted the audit of the financial statements of JSC VSMPO for the period from January 1 to December 31, 2003 inclusive. The audited statements included the following:

Balance Sheet (form 1)
Profit and loss statement (form 2)
Statement on corporate capital changes (form 3)
Cash flow statement (form 4)
Annex to Balance Sheet (form 5)
Explanatory note.



Аналитик Экспресс — Аудиторская фирма

Responsibility for the development and submission of the financial statements is placed upon VSMPO's Executive Board. We are responsible for expressing our opinion based on the audit results with regard to validity of all the significant aspects of the submitted accounting information and compliance of the accounting procedures with the requirements of the RF Legislation.

We conducted the audit according to:
Federal Law on Auditing Activities No. 119-FZ, dd. August 7, 2001;
Federal Regulations (Standards) for Auditing Activities, approved by RF Government Resolution No. 696, dd. September 23, 2002;
Internal standards of the Professional Auditors Institution.

The audit was planned and conducted in such a way as to get reasonable confidence in the fact that the financial statements do not contain any significant misleading or omitted information. The random audit consisted of testing and analysis of the evidence proving sufficiency of information on financial and economic activities and reflection of this information in the accounting records, assessment of the principals and methods of the financial accounting, financial record development rules, determination of the main evaluation results received by the management of the audited company and general assessment of financial accounting. We believe that the audit performed provides enough grounds for expressing our opinion on validity of the submitted staiements and compliance of the accounting procedures to the requirements of the RF Legislation.

In the course of the audit we haven't detected any significant violations of the financial record development rules or any deviations from current financial accounting procedures, however, we observed ambiguity in the final results of the field tax audit for the preceding fiscal period that was held at the Company during the reporting period, and the final report on this audit is not issued yet.

Aside from the above-mentioned facts influencing the financial accounting activity, JSC VSMPO accounting system in all of its significant aspects validly reflects the financial status of the Company as of December 31, 2003 and the results of the Company's financial and economic activities for the period from January 1 to December 31, 2003 inclusive.

March 24, 2004

U. G. Gritsun
Director General,
Auditing Company JSC Analytic Express

Auditor Qualification Certificate No. K003059, dd. April 14, 2003, issued by RF Ministry of Finance, validity period unlimited.

A. A. Postelnikov
Chief Auditor,
Auditing Company JSC Analytic Express

Auditor Qualification Certificate No. K003226, dd. April 14, 2003, issued by RF Ministry of Finance, validity period unlimited.


VSMPO



SHAREHOLDER INFORMATION

DIVIDEND PAYMENT AWARD

The members of the Board of Directors of JSC VSMPO recommended at the Annual Meeting of Shareholders that dividends be paid to shareholders based on the results of 2003 at a rate of 11 rubles per Ordinary Share.

The Company's Registered Capital totals
10,625,600 rubles, i. e. 10,625,600 shares with the nominal value of 1 ruble.

The shareholders listed in the Company's Register as of the date of the Register closure include 2750 individuals and 148 legal entities.

The Company's Register Holder: JSC Company Register
License number: 01059 dated 20.06.1996, valid till 24.03.04; 10-000-1-00303 dated 12.03.2004. FKCB of Russia.

Distribution of Net Profit, 2003


Replenishment of current assets from profit 21,2%
Payment of dividends for 2003 (11 rubles per share) 7,7%
Prepayments for equipment 23,1%
Capital development, reconstruction and modernization of production 48%